Exhibit 12

Avery Dennison Corporation

AVERY DENNISON CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended		Six Months Ended
(Dollars in millions)	July 2, 2016	July 4, 2015	July 2, 2016	July 4, 2015
Earnings:
Income from continuing operations before taxes(2)	$99.3	$101.3	$222.8	$201.3
Add: Fixed charges(1)	21.3	22.3	42.2	44.0
Amortization of capitalized interest	1.1	1.1	2.2	2.3
Less: Capitalized interest	(.8)	(1.1)	(1.3)	(1.6)
	$120.9	$123.6	$265.9	$246.0
Fixed charges:(1)
Interest expense	$15.4	$15.3	$30.7	$30.6
Capitalized interest	.8	1.1	1.3	1.6
Interest portion of leases	5.1	5.9	10.2	11.8
	$21.3	$22.3	$42.2	$44.0
Ratio of Earnings to Fixed Charges	5.7	5.5	6.3	5.6

(1)  The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.  For this purpose, “earnings” consist of income from continuing operations before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest.  “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

(2)  Certain prior period amounts have been revised to reflect the impact of adjustments made in the third quarter of 2015 to certain benefit plan balances.